











HORIZON
PCS

Sprint.
Sprint PCS® Network Partner

Forward-Looking Statements

Statements made by us today will include forward-looking statements, such as the Company's or Management's intentions, hopes, beliefs, expectations or predictions of, and assumptions about, the future. It is important to note that the Company's actual results could differ materially from such forward-looking statements, and from past results. Our forward-looking statements and business are subject to risk factors, including, among other things, (i) changes in industry conditions created by the Telecommunications Act and related state and federal legislation and regulations; (ii) recovery of the substantial costs which will result from the implementation and expansion of our business; (iii) retention of our existing customer base and our ability to attract new customers; (iv) rapid changes in technology; (v) actions of our competitors; and (vi) current negotiations of the financial covenants in our senior credit facility. Additional information on these and other risks is contained in the Company's filings with the SEC, including the "Risk Factors" section, thereof. Copies will be made available free of charge upon request.



Business Overview

Bill McKell

President & Chief Executive Officer

Investment Highlights

Sprint PCS

Attractive markets with 10.2 million POPs
- Adjacent to Sprint PCS markets with 59 million POPs

High capacity, spectrum efficient network

Outstanding industry fundamentals

Successful execution of growth strategy
- 7.2 million covered POPs at March 31, 2002
- 222,700 subscribers at March 31, 2002
- CEO, CFO and COO with 42 years of industry experience

Fully financed business plan



Sprint PCS Affiliate Program – Nationwide Footprint

Legend:
- AirGate PCS (Pro Forma)
- Alamosa PCS
- Enterprise Communications
- Gulf Coast Wireless
- Horizon PCS
- Northern PCS
- Shentel
- Swiffel Communications
- UbiquiTel (Pro Forma)
- US Unwired

Sprint. Sprint PCS® Network Partner

HORIZON PCS

Sprint PCS Advantage

- **50 year affiliation agreement**
- **Sprint PCS products, services and pricing plans**
- **Sprint PCS national brand and advertising support**
- **Proven back office services**
- **National third party distribution – over 500 storefronts (RadioShack, Circuit City, Best Buy, Target)**
- **Access to Sprint PCS Wireless Web**
- **Digital leader in industry**
- **Substantial network and subscriber equipment discounts**

Outstanding Industry Fundamentals

Wireless penetration is expected to grow from 45% at 2001E to 75% in 2010



Source: CSFB Wireless Sector Review (January 2002)



The Company

Sprint.
Sprint PCS® Network Partner

HORIZON
PCS

Year 2001 Accomplishments

Early June 2001: completed conversion of subscribers from Sprint PCS Type 3 platform to Sprint PCS Type 2 platform

Early June 2001: enrolled our 100,000th subscriber

August 2001: amended network agreement with NTELOS

Network build-out under original plan complete (6.9 million planned covered POPs)

Launched PA markets within 15 months – rapid time to market

Increased retail stores count from 16 to 38 in 2001

December 2001: private placement of $175 million of 13 ¾% senior notes due 2011

Sprint.
Sprint PCS® Network Partner

HORIZON PCS

CH16838

Horizon PCS' Markets



222,700 subscribers at March 31, 2002

7.2 million POPs currently covered

Online Now

Sprint.
Sprint PCS® Network Partner

9

HORIZON PCS

Numerous Adjacent Sprint PCS Markets

Connects 15 Sprint PCS markets with over 59 million POPs



Significant Connectivity – Chicago to New York

More than 2,600 interstate miles



Major Universities in Our Territory

Over 240,000 students attending 60 four-year schools



CH16838

Expanding Distribution Channels

National Third Parties



B2B Representatives



Retail Stores



Sprint
Sprint PCS® Network Partner

HORIZON PCS

13

Sales Distribution Mix



The Next Step: 3G

- Sprint PCS and the Sprint affiliates will deploy 3G in a number of test markets in 1Q02 for launch commercially nationwide in mid-2002

	2001	2002	2003	2004
CDMA	3G 1x 144 kbps	3G 1x 288 kbps	3G 1x-EV DO 2.4 Mbps	3G 1x-EV DV 3-5 Mbps
	<10% of 2G Capex		<10% of 2G Capex	
GSM / TDMA	GSM/GPRS 115 kbps 28% of 2G Capex	EDGE 384 kbps 51% of 2G Capex	W-CDMA 2 Mbps 90% of 2G Capex	?

Source: Sprint PCS

Source: Yankee Group

Sprint
Sprint PCS® Network Partner
15
HORIZON PCS

Wireless Data Opportunity



Wireless Data Revenue

($ in millions)

Source: CSFB Wireless Sector Review (January 2002)

Consumer applications:

Web browsing   E-mail

Messaging   M-Commerce

Games & Entertainment

Business applications:

Intranet access   Wireless B2B

File Transfer   Database access

Messaging   Web browsing

E-mail

Sprint
Sprint PCS® Network Partner

HORIZON PCS

16

Competitive Landscape

	Horizon PCS	ALLTEL	AT&T	Verizon	Nextel
Well-established national brand	✓		✓	✓	✓
Unified national network	✓		✓	✓	✓
Scale economies	✓		✓	✓	✓
Consumer orientation	✓	✓	✓	✓	
All digital network	✓				✓
Technology/protocol	CDMA	Mix	TDMA	Mix	ESMR

Horizon PCS was the first or second PCS provider in the majority of our markets

Sprint
Sprint PCS® Network Partner

HORIZON PCS

17

Proven Management Team

Name	Position	Prior Telecom Experience	Years
Bill McKell	President & CEO	Horizon Personal Communications Chillicothe Telephone	14
Pete Holland	CFO	E&Y Telecom Group Nextel Communications	14
Alan Morse	COO	TelePacific Communications Sprint PCS Nextel Communications	14

Growth Strategy

Shift in focus from build-out to sales

- Rapidly complete build-out of high capacity network
- Continue to increase our customer base

Become leading wireless provider in our territories

- Leverage Sprint PCS relationship
- Benefit from Sprint PCS marketing and advertising in contiguous markets
- Execute local marketing strategy, including opening new retail stores and capitalizing on Sprint Local Telephone opportunities

Explore strategic options to expand our territory and add new services

- Increase our licensed POPs territory

Manage CPGA and other costs to achieve profitable EBITDA by third quarter 2003



Financial Overview

Pete Holland

Chief Financial Officer

Business Evolution

Q3 2000		Q1 2002
3.3 million	Covered POPs	7.2 million
597	Cell Sites	1,194
36,007	Subscribers	222,700
1.1%	Annualized Incremental Penetration	1.6%
$409	CPGA	$342

Sprint
Sprint PCS® Network Partner

HORIZON PCS

Service Revenues



Sprint.
Sprint PCS® Network Partner

HORIZON PCS

Build-out / Subscriber Statistics

Build-out Population Stats



■ Total POPs ■ Covered POPs

Subscribers (EOP)



Net Subscriber Additions



Annualized Incremental Penetration



Favorable Operating Metrics

ARPU Stats



Churn Stats (excluding 30 day returns)



CPGA



* Comparisons to Sprint PCS affiliates are based on public information.

Sprint
Sprint PCS® Network Partner

HORIZON PCS

NTELOS Relationship – Wholesale Services Agreement



The NTELOS relationship provides **2.9 million** of our total POPs and **1.8 million** of our covered POPs

At March 31, 2001, we had approximately **72,500** subscribers in these territories

The NTELOS relationship has enabled us to generate revenues earlier in selected markets while reducing capital expenditures and operating expenses up front

Summary of NTELOS

Amendment signed August 23, 2001

– 3G Implementation Plan

– Wholesale Pricing

- Effective July 1, 2001 through December 31, 2003

- MOUs under the monthly allowance range from 5-7 cents

- MOUs over the allowance are at a rate of 3.5 cents down to 3.0 cents

Key Operating and Growth Metrics

Cover approximately 7.9 million POPs by end of 2002

Subscriber base of over 400,000 by middle of 2003

Penetrate approximately 5% of covered POPs by middle of 2003

Turn EBITDA positive by 3rd quarter 2003

Sprint.
Sprint PCS® Network Partner

HORIZON
PCS

Existing Financing

Senior Secured Financing:

$250 million
- $95 million remains available
- 375bp - 425bp over LIBOR
- Matures 2008 (Revolver, Term Loan A), 2009 (Term Loan B)
- Availability is subject to current negotiations of financial covenant modifications

Senior Discount Notes:

$149.7 million gross proceeds ($295 million face)
- 14% coupon
- 2010 maturity
- Warrants
- 5 year HNC
- Cash pay after 5 years
- Caa1/CCC

Convertible Preferred Stock:

$126.5 million (Apollo Management)
- Convertible at holder’s option and automatically upon $65 million Qualifying IPO or upon certain combination transactions
- 7.5% PIK, payable semi-annually
- September 2011 maturity

Sprint.
Sprint PCS® Network Partner

HORIZON PCS

Existing Financing (continued)

Senior Notes: **$175.0 million gross proceeds ($175 million face)**

- 13.75% coupon
- 2011 maturity
- Caa1/CCC

Strong Liquidity Position

Substantial Sources of Liquidity

– $245 million in cash at March 31, 2002, including $49 million of restricted cash

– $95 million available under our bank credit facility at March 31, 2002 (subject to current negotiations of financial covenant modifications)

– $340 million total available at March 31, 2002

Sprint.
Sprint PCS® Network Partner

HORIZON PCS

Horizon PCS Strengths


Wireless Growth
Fully Financed
Sprint PCS
Horizon PCS Strengths
Sprint Back Office
One of the largest Sprint PCS affiliates
Proven Ability to Attract New Customers
Proven Ability to Build New Markets



Summary

Bill McKell

President & Chief Executive Officer

Sprint.
Sprint PCS® Network Partner

HORIZON
PCS

Investment Highlights

Sprint PCS

Attractive markets with 10.2 million POPs
– Adjacent to Sprint PCS markets with 59 million POPs

High capacity, spectrum efficient network

Outstanding industry fundamentals

Successful execution of growth strategy
– 7.2 million covered POPs at March 31, 2002
– 222,700 subscribers at March 31, 2002
– CEO, CFO and COO with 42 years of industry experience

Fully financed business plan

Sprint.
Sprint PCS® Network Partner

33

HORIZON PCS



Questions & Answers








HORIZON
PCS



Sprint

Sprint PCS® Network Partner